Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

TCF/CHEMCIAL MERGER OF EQUALS Internal Communication: Craig Dahl Video Script Sketch

1-26-2019    Version 6

Today is the beginning of one of most important and exciting transformations in our 95-year history.

I’m excited to announce that we’ve agreed to a merger of equals with Chemical Bank, headquartered in Detroit.

These types of transactions are rare – not just in banking, but in any industry.

It’s not often that you have two companies with complementary businesses and expertise – but share similar values and strategic vision.

But that is what we will create as the new TCF.

And, we’ll will be keeping the TCF name and brand that has strong recognition not only in Michigan, but nationally as well.

Let me share why the combination of our two companies creates a great opportunity for all of us.

•	First, we will achieve enhanced scale and capabilities overnight.

This transaction broadens the opportunities to capture greater market share, leverage investments and technological innovations across the organization and improve optionality on business strategies – all enabling growth and superior value creation.

•	Second, it accelerates our strategic evolution to capture greater market share

The combined company will be better positioned to compete in an evolving banking industry, with complementary expertise, synergistic growth strategies and expanded product offerings and services across a broader customer base.

•	Third, we will have a more balanced deposit mix and loan portfolio; and

•	Finally, we share complementary values and community focus.

Add it all up and we have potential to be a powerhouse… one that we believe will be America’s premier Midwest Bank.

It’s an exciting time to be part of TCF!

[Pause] I’m sure you are likely to have questions.

We will start with an all-team meeting this Wednesday to offer you more details and answer some of those questions. We’ll simulcast it so all of you can take part.

We’ll have more to say about the integration planning in the weeks ahead. But for now, know how grateful and proud I am of everything we’ve accomplished.

Your hard work enabled us to reach this point.

I’ve frequently ended my communications with you by asking you to be part of writing the next chapter of our story.

Today, I’m inviting you on a new journey to make us the premier Midwest Bank.

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In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391, by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.